15049053

RECEIVED
MAR 02 2015

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO
8-44742

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Guggenheim Investor Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dina DiLorenzo (212) 901-9405
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

200 E. Randolph St.	Chicago	IL	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dina DiLorenzo swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Guggenheim Investor Services, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

IDALIA DEJESUS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01[illegible]
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES [illegible] 21, 2019

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

GUGGENHEIM INVESTOR SERVICES, LLC

December 31, 2014

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Investor Services, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC, as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guggenheim Investor Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2015

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	425,351
Receivable from clearing organization		105,836
Due from affiliates		113,448
Other assets		26,179
Total assets	$	670,814
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	60,692
Total liabilities		60,692
Member's equity		610,122
Total liabilities and member's equity	$	670,814

The accompanying notes are an integral part of the statement of financial condition.

GUGGENHEIM INVESTOR SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2014

1. Organization and Nature of Business

Guggenheim Investor Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation (the "SIPC"). The Company is a wholly-owned subsidiary of GWM Holdco, LLC (the "Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim").

The Company engages in limited trading activities as support and accommodation for the wealth management business of an affiliate. In addition, the Company distributes subscription agreements and private placement memorandums for its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The preparation of the statement of financial condition in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from those estimates.

Due from Clearing Broker
Due from clearing broker consists primarily of a deposit with the Company's clearing broker.

Income Taxes
The Company is a single member LLC, organized as a Delaware Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State tax liabilities are determined under individual state laws. The Company has no federal and state tax liabilities in 2014. The Company's income is included in the federal and state income tax returns of the Parent.

Accounting Standards Codification (ASC) 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2014. Further, as of December 31, 2014, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

As the Company is organized as a limited liability company, disregarded for U.S. income tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded

by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2014 would have been calculated at the federal statutory tax rate of 35%.

3. Related-Party Transactions

The Company has a Service Agreement with a subsidiary of Guggenheim under which the following services are provided: accounting, accounts payable, and compliance. The Company also has an Employee Sharing and Expense Funding Agreement with a subsidiary of Guggenheim whereby the subsidiary services clients and processes trades on behalf of the Company for a monthly fee.

The Company also has an with an affiliate of Guggenheim whereby the Company provides customer introduction services of which $38,748 is included in due from affiliates in the statement of financial condition as of December 31, 2014. The Company provides customer account services to the clients of an affiliate of which $74,400 is included in due from affiliates in the statement of financial condition as of December 31, 2014. The Company also provides distribution and collection of subscription information on behalf of clients of an affiliate, of which $300 is included in due from affiliates in the statement of financial condition as of December 31, 2014.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $50,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, net capital was $470,495, an excess of $420,495, and the ratio of aggregate indebtedness to net capital was 0.13 to 1.

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

5. Subsequent Events

Management has evaluated all subsequent transactions and events after the balance sheet date through February 27, 2015, the date this financial statement was available to be issued and, except as already included in the notes to this financial statement, has determined that no additional items require disclosure.